UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File No.: 001-33937

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For the period ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended: _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

LiveDeal, Inc.

Full Name of Registrant

YP Corp., YP Net, Inc., RIGL Corp. and Renaissance International Group Ltd.

Former Name if Applicable

6240 McLeod Drive, Suite 120

Address of Principal Executive Offices (Street and Number)

Las Vegas, Nevada 89120

City, State and Zip Code

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PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LiveDeal, Inc. (the “Company”) will be unable to file its Annual Report on Form 10-K for its fiscal year ended September 30, 2013 (the “Form 10-K”) within the prescribed time period because the Company is still in the process of determining, in consultation with its independent registered public accounting firm and outside legal counsel, whether certain accounts receivable need to be written off as uncollectible and/or if a reserve needs to be established in respect such accounts receivable as of September 30, 2013. This delay could not have been avoided without unreasonable effort or expense to the Company. The Company intends to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date for the Form 10-K.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gail Kyser	(702)	939-0231
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Anticipated Changes in Results of Operations – Fiscal Year Ended September 30, 2013 Compared to Fiscal Year Ended September 30, 2012

As of the date of this filing, we have not yet finalized our consolidated financial statements and required disclosures for inclusion in our Annual Report on Form 10-K for our fiscal year ended September 30, 2013, and our independent registered public accounting firm has not completed its audit of our anticipated results of operations. As a result, our final, audited results of operations, which we anticipate we will file on a Form 10-K with the Securities and Exchange Commission on or before the fifteenth calendar day following the prescribed due date for the Form 10-K, could differ materially from the unaudited, preliminary results of operations set forth below.

We anticipate reporting that net revenues were $2.4 million in fiscal 2013, as compared to $3.1 million in fiscal 2012, primarily due to the end of billing services by local exchange carriers (LECs), which was partially offset by increases in revenues from our new online marketing products.

We anticipate reporting that cost of services and operating expenses were $0.6 million and $4.1 million, respectively, in fiscal 2013, as compared to $0.7 million and $3.3 million, respectively, in fiscal 2012, due primarily to the end of LEC billing, slightly offset by increases in fulfillment costs for our online marketing products, and increases in compensation costs for sales representatives, fulfillment and customer support for the Company’s new revenue products.

Finally we anticipate reporting that other expenses were $3.0 million in fiscal 2013, as compared to $0.6 million in fiscal 2012. In fiscal 2013, other expenses included $3.3 million of non-cash charges associated with a beneficial conversion feature in the convertible notes that we issued to ICG, which were partially offset by interest income and other income items. Under generally accepted accounting principles, we are required to report such charges as an interest expense even though they did not involve any cash payments by us. In fiscal 2012, our other expenses included $0.5 million of similar non-cash charges, bringing the total amount of non-cash charges for the two-year period to approximately $3.8 million.

As a result, we anticipate reporting that our net loss was $5.4 million, or $1.73 per diluted share, in fiscal 2013 as compared to $1.6 million, or $0.76 per diluted share, in fiscal 2012. As described above, based on anticipated results as of the date of this filing, $3.3 million of our $5.4 million net loss in fiscal 2013, or about 61%, was attributable to non-cash charges associated with a beneficial conversion feature in the convertible notes that we issued to ICG.

A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the above-referenced Form 10-K.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to our financial results for our fiscal year ended September 30, 2013. These statements are based on our management’s current expectations and involve a number of risks and uncertainties, including any changes to our anticipated financial results as a result of review by our audit committee or our independent registered public accounting firm. Our actual reported results may differ materially from these anticipated or expected results.

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LiveDeal, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 27, 2013	By:	/s/ Jon Isaac
Jon Isaac President and Chief Executive Officer

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